EXHIBIT 99.1

Crescent Point Energy Announces Filing of 2017 Annual Information Form and Form 40-F

CALGARY, Alberta, March 01, 2018 (GLOBE NEWSWIRE) -- Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX:CPG) (NYSE:CPG) today announces the filing of its Annual Information Form (“AIF”) for the year ended December 31, 2017, with the Canadian securities regulatory authorities on the System for Electronic Analysis and Retrieval (“SEDAR”). In addition, Crescent Point has filed its Form 40-F for the year ended December 31, 2017, which includes the AIF, with the United States Securities and Exchange Commission on the Electronic Data Gathering, Analysis and Retrieval (“EDGAR”) system. The AIF contains the Company’s reserves data and other oil and natural gas information, as required under National Instrument 51-101.

An electronic copy of the AIF may be obtained on Crescent Point’s website at www.crescentpointenergy.com, on the Company’s SEDAR profile at www.sedar.com and on the Company’s EDGAR profile at www.sec.gov/edgar.shtml.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR FURTHER INFORMATION ON CRESCENT POINT ENERGY PLEASE CONTACT:

Ken Lamont, Chief Financial Officer, or Brad Borggard, Vice President, Corporate Planning and Investor Relations

Telephone:	(403) 693-0020	Toll free (U.S. & Canada): 888-693-0020
Fax:	(403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, AB, T2P 1G1